UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34437

PIKSEL, INC.
(Exact name of registrant as specified in its charter)

26 West 17th Street, 2nd Floor, New York, New York, 10011 (646) 553-4845
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or l5(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule l2g-4(a)(l)	☐
Rule l2g-4(a)(2)	☐
Rule l2h-3(b)(l)(i)	☐
Rule l2h-3(b)(l)(ii)	☐
Rule l5d-6	☒

Approximate number of holders of record as of the certification or notice date:	128

Pursuant to the requirements of the Securities Exchange Act of 1934, Piksel, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 29, 2014	By:	/s/ K. Peter Heiland
K. Peter Heiland, Chief Executive Officer